UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PEDEVCO Corp.

(Name of Issuer)

Warrants to Purchase Common Stock

(Title of Class of Securities)

70532Y303

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70532Y303	Page 2 of 5

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Senior Health Insurance Company of Pennsylvania[1]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 40,135[2]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 40,135[2]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,135[2]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 0.3%[3]
12.	TYPE OF REPORTING PERSON IC

1 On February 14, 2017, B Asset Manager LP (“BAM”), CIK 0001271075, as investment manager on behalf of itself, Senior Health Insurance Company of Pennsylvania (“SHIP”), BBLN-Pedco Corp. and BHLN-Pedco Corp., filing as a group, jointly filed Schedule 13G/A (Amendment No. 1) with respect to this holding. On April 24, 2018, BAM filed Schedule 13G/A (Amendment No. 2), which did not include SHIP, BBLN-Pedco Corp. and BHLN-Pedco Corp., and which stated that BAM is no longer serving as investment manager of SHIP, BBLN-Pedco Corp. and BHLN-Pedco Corp., that BBLN-Pedco Corp. and BHLN-Pedco Corp. were filing as a new group with each of Mark Feuer and Scott Taylor as control persons (the “Control Persons”) and that neither BAM nor the Control Persons were associated with SHIP. Item 9 of that Schedule 13G/A (Amendment 2) – Notice of Dissolution of Group – stated that BAM, SHIP, BBLN-Pedco Corp. and BHLN-Pedco Corp. were no longer filing as a group. SHIP is therefore filing this Schedule 13G/A (Amendment No. 2) individually.

2 As reported in 13G/A (Amendment No. 1) filed on February 14, 2017, Senior Health Insurance Company of Pennsylvania. held a warrant exercisable into 401,342 shares of common stock of PEDEVCO Corp. Pursuant to a 10-1 reverse stock split effective April 7, 2017, as announced by PEDEVCO. Corp. in a Form 8-K dated March 27, 2017, the number of common shares of PEDVCO Corp. that each warrant will convert into upon exercise was reduced accordingly to 40,135 (factional shares were rounded up to the nearest whole share), and the CUSIP number of the common stock was changed to 70532Y303.

3 0.3% represents the percentage that the aggregate number of common shares (40,135) that would be received by SHIP upon exercise of the warrants would represent of the total number of outstanding common shares of PEDEVCO Corp., based on the number of outstanding common shares (15,184,445) of PEDEVCO Corp. reported in its Form 10-Q dated November 14, 2018, plus 40,135 shares that would be issued to SHIP pursuant to exercise of such warrants.

CUSIP No. 70532Y303	Page 3 of 5

Item 1(a)	Name of Issuer:

PEDEVCO Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1250 Wood Branch Park Dr.

Suite 400

Houston, Texas 77079

Item 2(a)	Name of Person Filing:

Item 2(b)	Address of Principal Business Office:

Item 2(c)	Citizenship:

Senior Health Insurance Company of Pennsylvania

550 Congressional Blvd.

Suite 200

Carmel, IN 46032

Pennsylvania

Item 2(d)	Title of Class of Securities:

Warrants to Purchase Common Stock

Item 2(e)	CUSIP Number

70532Y303

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 70532Y303	Page 4 of 5

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4	Ownership:

(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)	Percent of Class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

(ii)	shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii)	sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv)	shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

CUSIP No. 70532Y303	Page 5 of 5

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

As noted in footnote 1, above, on April 24, 2018, B Asset Manager LP (“BAM”), filed a Schedule 13G/A (Amendment No. 2) in which it stated that BAM is no longer serving as investment manager of Senior Health Insurance Company of Pennsylvania (“SHIP”), BBLN-Pedco Corp. and BHLN-Pedco Corp., and that, consequently, BAM, SHIP, BBLN-Pedco Corp. and BHLN-Pedco Corp. were no longer filing as a group.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2019

Senior Health Insurance Company of Pennsylvania

By	/s/ John Robison

Name:	John Robison

Title:	Chief Investment Officer